

Mail Stop 3561

February 6, 2017

Richard Capua
President
HyGen Industries, Inc.
11693 San Vincente Boulevard, Suite 445
Los Angeles, California 90049

      **Re:**    **HyGen Industries, Inc.**
                **Amendment No. 6 to**
                **Offering Statement on Form 1-A**
                **Filed January 30, 2017**
                **File No. 024-10518**

Dear Mr. Capua:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 6

1. Please include a description of the $30,000 bridge note you intend to repay with the proceeds from the offering. If you are referring to the bridge note you describe on page 23, please explain why that bridge note references a $20,000 principal amount.

Agreements with Everlasting Investments, LLC, page 23

2. Please file these agreements as exhibits to your offering circular.

3. Please update your Use of Proceeds to reflect your intention to repay this Note from the proceeds of this offering.

4.  Please revise your risk factor that discusses quantified information regarding the ownership of your company as well your principal stockholder table to reflect the impact this transaction will have upon that ownership, as it appears that you will no longer be controlled by your officers and directors.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Net loss Per Share, page F-8

5.  We note your disclosure that there were no stock options or other securities that were excluded from the calculation of diluted net loss per share for the year ended June 30, 2016 and the period from inception to June 30, 2015.  However, we note that you issued convertible debt and warrants to purchase common stock in September 2015 as disclosed in Note 6.  Please revise your disclosure to disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 48

6.  Please include a discussion and analysis of cash flows from investing activities.

7.  Please revise your discussion and analysis of cash flows from operating activities to clarify that operating activities provided $308.1 thousand of cash during the year ended June 30, 2016 compared to $114.5 thousand during the period from inception to June 30, 2015.

8.  Please also revise to disclose that the increase in cash flows from operating activities is primarily attributable to the increase in net loss offset by a decrease in non-cash charges and an increase in accounts payable and accrued expenses due to your liquidity deficiency.

9.  Please revise your discussion and analysis of cash flows from financing activities to clarify that financing activities used $59,431 of cash during the year ended June 30, 2016 and provided cash of $24,416 during the period from inception to June 30, 2015.  Please also disclose that the decrease in cash flows from financing activities was attributable to a $22.4 thousand decrease in advances from related parties and payments of deferred financing costs of $81.4 thousand offset by proceeds from convertible notes of $20 thousand.

You may contact Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Attorney-Adviser, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products